Uncommon Investment Funds Trust

75 Virginia Road

Second Floor, Suite V1

North White Plains, NY 10603

Northern Lights Distributors, LLC

4221 North 203rd Street

Elkhorn, Nebraska 68022

VIA EDGAR

April 7, 2021

Ryan Sutcliffe, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street N.E.

Washington, DC 20549

Re: Uncommon Investment Funds Trust

File Nos. 811-23464 and 333-249503

Dear Mr. Sutcliffe:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), the undersigned hereby request the acceleration of the effective date of Pre-Effective Amendment No. 3 on Form N-1A in respect of its series, the Uncommon Generosity 50 Equity ETF and the Uncommon Portfolio Design Core Equity ETF (each, a “Fund” and collectively, the “Funds”), to April 8, 2021 or as soon thereafter as practicable.

Northern Lights Distributors, LLC, the principal underwriter for the Funds, has also signed this letter requesting acceleration.

The undersigned are aware of their obligations under the 1933 Act.

If you have any additional questions, or need additional information, please contact Thaddeus Leszczynski at (201) 888-1703.

Sincerely,

Uncommon Investment Funds Trust	Northern Lights Distributors, LLC

By: /s/ Thaddeus Leszczynski	By: /s/ Kevin Guerette
Name: Thaddeus Leszczynski	Name: Kevin Guerette
Title: Secretary	Title: President